# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lotus Technology Inc., CIK 0001962746
CUSIP: 54572F101
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: NO. 800 CENTURY AVENUE, PUDONG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950103-24-006575
Filed by CIK 0002006125

## Reporting persons
- Meritz Securities Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lotus Technology Inc.
Address of issuer's principal executive offices: No. 800 Century Avenue Pudong District, Shanghai, People's Republic of China

## Item 2. Person Filing
Name of person filing: Meritz Securities Co., Ltd.
Address of principal business office or, if none, residence:
Three IFC
10 Gukjegeumyung-ro
Yeongdeungpo-gu
Seoul
Republic of Korea 07326
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Meritz Securities Co., Ltd. is a broker entity, authorized by the Financial Services Commission in the Republic of Korea which is comparable to the regulatory scheme applicable to a broker covered in Item 3(a) above.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker entity authorized by the Financial Services Commission in the Republic of Korea is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Meritz Securities Co., Ltd.: /s/ Kim Jong Min, Kim Jong Min, CEO (10/01/2025)